Exhibit 99.1
Shinhan Financial Group’s Board made a resolution to issue a Convertible Preferred Shares.

On February 12, 2019, the board of directors of Shinhan Financial Group made a resolution to issue a Convertible Preferred Shares.

1. Purpose of issuance: To maintain capital requirements under the Basel III

2. Details of issuance

Type of Securities	Convertible Preferred Shares
Number of Shares Limit	17,482,000 (3.69% of Total number of shares)
Total Amount of Issuance Limit	KRW 750 billion (KRW 42,900 per share)1)
Dividend Rate Specified	4.0% (Non-cumulative, Participating)
Conversion Ratio	1:1
Maturity of Shares	4 years
Conditions of Convertible Option

- Convertible options can be exercised at any time after 1 year from the issuance date up to the maturity date of the shares by the holder

- If not exercised, the shares will be automatically converted into common shares at the maturity date

Allocation of the New Shares	Third-party allotment (IMM Private Equity)

Note 1) Issue price of the preferred shares is determined by the following formula;
Issue Price = min(1 month weighted average common stock prices,
               1 week weighted average common stock prices,
               arithmetic average of weighted average of recent common stock prices, weighted average of recent common stock prices)

※	The details of issuance will be delegated to the Chief Executive Officer